UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: NATIXIS ETF TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

399 Boylston Street

Boston, Massachusetts 02116

Telephone Number (including area code):

(617) 449-2810

Name and Address of Agent for Service of Process:

Coleen Downs Dinneen, Esq.

NGAM Distribution, L.P.

399 Boylston Street

Boston, Massachusetts 02116

With Copies of Notices and Communications to:

John M. Loder, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02116

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No   ☐

A copy of the Agreement and Declaration of Trust of Natixis ETF Trust (the “Trust”) is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 14th day of March, 2016.

NATIXIS ETF TRUST

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President, Chief Executive Officer and Trustee

Attest:	/s/ Coleen Downs Dinneen
Name:	Coleen Downs Dinneen
Title:	Secretary and Chief Legal Officer